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06013429

9 May 2006

File No. 040006-0000


SEC MAIL PROCESSING
RECEIVED
MAY 12 2006
WASH, D.C.
199
SECTION

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara repositions Köping as a TAN plant" dated 9 May, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure



Yara repositions Köping as a TAN plant

Oslo (2006-05-09): Yara International ASA has decided to strengthen its position in technical ammonium nitrate (TAN) through an investment of NOK 125 million at the production plant in Köping, Sweden. Following the expansion, Yara Köping will be a world scale producer of TAN with an annual production capacity of 320,000 tonnes. The production of fertilizers will, as part of the repositioning of the plant, cease in the second quarter of 2007.

Construction is expected to start in the fourth quarter of 2006 and the new production line, including storage capacity and infrastructure, is expected to be completed in the second quarter of 2007. The new line will add 130,000 tonnes of production capacity, resulting in a total annual production capacity at the plant of 320,000 tonnes of TAN.

"The TAN market is expected to continue to grow strongly as a consequence of solid growth in international infrastructure and mining projects. As the world's largest nitrogen chemical company, Yara intends to participate actively in this development and strengthen its position as one of the world's largest producers of TAN," says President and CEO of Yara International ASA, Thorleif Enger.

The Köping plant will become more competitive as operations are concentrated around industrial applications. Nitric acid will be diverted to produce TAN and consequently Yara Köping plans to cease the production of fertilizers in the second quarter of 2007. The asset write down in connection with the closure of the fertilizer plant is estimated at NOK 55 million and the EBITDA effect related to manning reductions and clean-up costs are estimated at NOK 40 million. These costs are expected to be accounted for in the second quarter of 2006. The asset write down will be charged to the Downstream segment, which currently owns the plant, while the Industrial segment, which takes over the plant in 2007 and will benefit from the additional TAN capacity, will be charged the cash costs.

"Scandinavia is an important fertilizer market for Yara. We will continue to serve our customers in the region through our global production and distribution network," says Enger.

The repositioning of the plant is expected to result in a manning reduction of approximately 55 employees. At the end of 2005, Yara Köping had 145 employees.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Hamed Brodersen, Media Relations
Cellular (+47) 40 468 110
E-mail **hamed.mozaffari.brodersen@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.